Phytopharm

Phytopharm plc Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY UK
Telephone: +44 (0)1480 437697 Fax: +44 (0)1480 417090
www.phytopharm.com

21 June 2007

Ref: ZM/SEC/070620

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sir / Madam

Re: Phytopharm plc
Rule 12g3-2(b) Exemption, File No. 82-34798
Amendment to Application to Claim Exemption under Rume12g3-2(b)

Phytopharm plc, a public limited company organised under the laws of England (the "Company"), currently claims an exemption from the registration and reporting requirements of the US Securities and Exchange Act of 1934, as amended, by virtue of Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(f), the Company hereby applies to the Securities and Exchange Commission to publish the information required under Rule 12g3-2(b)(1)(iii) on the Company's website. The address of he Company's website is www.phytopharm.com. The information published on the Company's website shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities and Exchange Act of 1934.

Yours sincerely

Zoe McGowan
Director of Finance

dlw 7/11

END

OP03S4.1